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-------------------------                                                                             ------------------------------
         FORM 5                         UNITED STATES SECURITIES AND EXCHANGE COMMISSION                        OMB Approval
-------------------------                            Washington, D.C. 20549                           ------------------------------
[ ] Check this box if no                                                                               OMB Number:        3235-0362
    longer subject to                                                                                  Expires:   December 31, 2001
    Section 16. Form 4                 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             Estimated average burden
    or Form 5 obligations                                                                              hours per response.......1.0
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
[ ] Form 3 Holdings           Section 17(a) of the Public Utility Holding Company Act of 1935 or
    Reported                          Section 30(f) of the Investment Company Act of 1940
[ ] Form 4 Transactions
    Reported

--------------------------------------------------- ------------------------------------------------------ -------------------------
1.  Name and Address of Rerporting Person*   2. Issuer Name and Ticker or Trading Symbol    6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                Immtech International, Inc.; IMMT
Sorkin          Eric           L.                                                           [X] Director         [ ] 10% Owner
------------------------------------------------------------------------------------------  [ ] Officer (give    [ ] Other (specify
(Last)          (First)        (Middle)      3. I.R.S. Identification  4. Statement for                  title              below)
                                                Number of Reporting       Month/Year                     below)
                                                Person, if an entity
                                                (Voluntary)               May 15, 2000
One North End Avenue, Suite 1111                                                              ------------------------------------
------------------------------------------                             -------------------------------------------------------------
                (Street)                                               5. If Amendment,     7. Individual or Joint/Group Reporting
                                                                          Date of Original           (check applicable line)
                                                                          (Month/Year)      [X] Form Filed by One Reporting Person
                                                                                            [ ] Form Filed by More than One
New York,       New York       10282                                                            Reporting Person
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(City)          (State)        (Zip)

                          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Issuer's       (I)             (Instr. 4)
                             Year)                                                     Fiscal Year       (Instr. 4)
                                                                                       (Instr. 3
                                                                                        and 4)
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                                                        Amount  (A) or (D)   Price
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Common Stock                 01/27/00                     1,000     A       $27.50         1,000         D
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Common Stock                 02/02/00                       650     A       $27.00           650         D
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Common Stock                 02/04/00                     1,000     A       $27.00         1,000         D
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Common Stock                 04/20/00                     1,000     A       $19.50         1,000         D
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Common Stock                 04/20/00                     1,000     A       $20.00         1,000         D
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Common Stock                 05/04/00                     1,000     A       $17.00         1,000         D
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*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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                                                                                                                     SEC 2270 (3-99)
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
FORM 5 (continued)
                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (e.g., puts, calls, warrants, options, convertible securities)

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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       of Deri-    Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      vative      Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       Security:   (Instr. 4)
   rity      vative      Day/                 of (D)         Date          Lying         rity     rities      Direct
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     (D) or
   3)                                         4, and 5)      Day/          ties          5)       cially      Indirect
                                                             Year)         (Instr.                Owned       (I)
                                                                           3 and 4)               at End      (Instr.
                                                                                                  of           4)
                                                                                                  Year
                                                                                                  (Instr.
                                                                                                   4)
                                    ---------------------------------------------------
                                             (A)    (D)    Date    Expir-  Title Amount
                                                           Exerci- ation         or
                                                           sable   Date          Number
                                                                                 of
                                                                                 Shares
                                   ---------------------------------------------------
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Warrants     $6.47       01/21/00   J(1)           195,000 Pres-  07/24/04 Common 195,000 $1.12(3)  30,000     I(4)    has voting
             per share                                     ently           Stock                                       control of
                                                                                                                       RADE
                                                                                                                       Management
                                                                                                                       Corporation
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Warrants     $6.47       01/21/00   J(1)           650,000 Pres-  10/12/04 Common 650,000 $2.96(3) 100,000     I(4)    has voting
             per share                                     ently           Stock                                       control of
                                                                                                                       RADE
                                                                                                                       Management
                                                                                                                       Corporation
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Warrants     $6.47       01/21/00   J(2)    51,923         Pres-  07/24/04 Common  51,923 $1.12(3)  51,923      D
             per share                                     ently           Stock
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Warrants     $6.47       01/21/00   J(2)   173,077         Pres-  10/12/04 Common 173,077 $2.96(3) 173,077      D
             per share                                     ently           Stock
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Explanation of Responses:

(1) Portions of these warrants are being transferred to third parties pursuant to an agreement entered into in 1998 between RADE Management Corporation and such third parties. Such third parties became entitled to these warrants because of services rendered by them to the issuer.

(2) Mr. Sorkin is receiving these warrants as part of the transfer referred to in explanation number one above.

(3) The warrants expiring on 07/24/04 were valued at such price as of 03/31/98, and the warrants expiring on 10/12/04 were valued at such price as of 10/12/98.

(4) Mr. Sorkin disclaims beneficial ownership of these securities, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually             /s/ Eric L. Sorkin                   5/15/00
        signed.  If space is insufficient, see Instruction 6 for          ------------------------------------  --------------------
        procedure.                                                          ** Signature of Reporting Person             Date


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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                                                                                                                     SEC 2270 (3-99)
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